07027888

ANTISOMA

RECEIVED

2007 NOV 14 A 8:25

Antisoma to present at CIBC and Rodman & Renshaw conferences

5 November 2007, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will be presenting this week in New York at the CIBC World Markets Healthcare Conference and the Rodman & Renshaw Healthcare Conference.

The presentation at CIBC is scheduled for 13:20 EST (18:20 GMT) today, Monday, November 5th.

SUPPL

The presentation at Rodman & Renshaw is scheduled for 14:00 EST (19:00 GMT) on Wednesday, November 7th.

Webcasts of the presentations will be available to all on Antisoma's website at www.antisoma.com.

For live viewing of the webcasts, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
Director of Communications
Antisoma plc
+44 7909 915 068

Brian Korb
The Trout Group
+1 212 477 9007

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

dw 11/14

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